6711 Columbia Gateway Drive, Suite 300 Columbia, Maryland 21046-2104 Telephone 443-285-5400 Facsimile 443-285-7650 www.copt.com NYSE: OFC

VIA EDGAR

Mr. Mark Rakip
Staff Accountant
Office of Real Estate & Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

June 8, 2023

Re:    Corporate Office Properties Trust
Form 10-K for the fiscal year ended December 31, 2022
Filed February 24, 2023
File No. 001-14023

Dear Mr. Rakip:

Corporate Office Properties Trust (“COPT”) is writing in response to the letter dated June 1, 2023 received from the Staff of the Securities and Exchange Commission regarding COPT’s Annual Report on Form 10-K for the year ended December 31, 2022. Our response to the Staff’s comment appearing in the letter is set forth below. For reference, the Staff’s comment, set forth in bold font, precedes the Company’s response.

Form 10-K for fiscal year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Funds from Operations, page 34

1.We note your presentation of Diluted FFO per share and Diluted FFO per share, as adjusted for comparability for which you note Diluted EPS is the most directly comparable GAAP measure. However given the impact of discontinued operations for the periods presented, it is unclear whether these non-GAAP financial measures contemplate discontinued operations. Therefore in future periodic filings, please present with equal or greater prominence the most directly comparable measure calculated in accordance with GAAP for these non-GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:
In future periodic filings, our disclosure of definitions for these non-GAAP measures will further clarify that such measures include discontinued operations. Moreover, in addition to continuing to present reconciliations of the numerators and denominators for these non-GAAP measures to their GAAP counterparts in future periodic filings, we will also present diluted earnings per share, the most comparable GAAP measure for these non-GAAP measures, with equal or greater prominence, directly in the reconciliation table.

If you have any questions or wish to discuss any of the above matters in greater detail, please contact Matthew T. Myers, Senior Vice President, Chief Accounting Officer and Controller, at (443) 285-5572 or you may reach me at (443) 285-5502.

Sincerely,

/s/ Anthony Mifsud
Anthony Mifsud
Executive Vice President and Chief Financial Officer

cc:    Nicole Stroud, Audit Partner, PricewaterhouseCoopers LLP
Justin W. Chairman, Partner, Morgan, Lewis & Bockius LLP
Matthew T. Myers, Senior Vice President, Chief Accounting Officer and Controller